HENRY BONNER, ESQ.
Bar Member: CA, CT, NY

SUMMARY AND PROFILE
Chartered Financial Analyst
Experienced venture and private equity transactions advisor and corporate counsel focusing on corporate financings, finance and securities, compensation plans, private placements, equity and debt instruments, derivatives, investment funds, venture capital, and private equity. Admitted the Bar in CA, NY and CT.

PROFESSIONAL EXPERIENCE

BONNER & ASSOCIATES, La Jolla, CA & Southport, CT
Law Firm and Venture Consultancy
Founder & Principal
2009-Present
- ✓ Execute corporate counsel duties including: private placements, secured transactions, start-up formations, debt and equity issuances, '33 & '34 Act and OTC compliance, IP licensing, trademarks, executive employment negotiations, mergers and acquisitions, divestitures
- ✓ Clients range from early technology and biotech companies to minerals companies, including:
  Cabo Wave Hotel (Multi-million dollars luxury hotel in development in Mexico)
  Persistence Data Mining (AgTech soil mapping innovator)
  KRU Studios (leading Malaysian entertainment production and distribution firm)
  Sialix (early stage Biotech Company)
  Tonogold Resources Inc. (precious metals and uranium exploration firm)
- ✓ Persistence Data Mining: Director, CFO & General Counsel
- ✓ Venture Panelist with CONNECT/Springboard coaching program for startups

JONES DAY, San Diego, CA
Leading Business Law Firm
Contract Attorney
04/2012-08/2012, 11/2016-01/2017
- ✓ Advisor and Contract Attorney on key intellectual property litigation for Jones Day clients including:
  Dexcom Continuous Glucose Monitors – defending patent infringement allegations
  SmartDrive – asserting & defending patent infringement and trade secret misappropriation claims
  Histogen – defending biotech patent infringement and trade secret misappropriation claims
  Virgin Atlantic Airways – asserting patent infringement claims

SHEPPARD MULLIN RICHTER & HAMPTON, San Diego, CA
Leading Business Law Firm
Contract Attorney
07/2014-10/2015
- ✓ Electronic Discovery Attorney on large scale nuclear energy litigation for major public utility client
- ✓ Pacific Gas & Electric – prosecuting San Onofre nuclear plant litigation against Mitsubishi

COOLEY LLP, San Diego, CA
Leading Business Law Firm
Credit Finance Group Contract Associate
11/2012-05/2014
- ✓ Prepared loan agreements, amendments, warrants and related documents for term and revolving venture debt facilities with onshore and offshore investment funds and a wide variety of emerging technology companies for leading venture lender clients of the firm including:
  Silicon Valley Bank, Comerica Bank, Square 1 Bank
- ✓ Drafted and amended over $1.5 Billion of venture debt facilities in over 250 transactions in 18 months

ESSENTIAL DISCOVERY, San Diego, CA
Electronic Discovery Consultancy
eDiscovery Team Manager

2006-2009
- ✓ Lead manager of attorney teams on large scale litigation for major US and global law firms, including:
  DLA Piper on advertising misrepresentation class action
  Sheppard Mullin Richter & Hampton on insurance litigation discovery
  Wilson Sonsini Goodrich & Rosati on international corporate litigation
  Heller Ehrman on insider trading, securities fraud investigations, securities class actions
  Friedman Kaplan Seiler & Adelman on defective product class action
  Haynes & Boone on intellectual property, insider trading, securities fraud
  Cooley LLP on biotech, options, insider trading, intellectual property disputes
- ✓ Corporate clients included leading technology, software, and biotechnology companies including:
  Qualcomm, Sony, Quest, Verenium, Valeant, Websense, Helen of Troy, First Command
- ✓ Extensive experience with electronic discovery and due diligence systems including:
  Relativity, FTI Ringtail, Concordance, iConect, CaseLogistix, First Advantage, Fios, FYI Reviewer, Inspicio

DEVON RESOURCES, San Diego, CA & Valley Stream, NY
Mortgage Brokerage
Co-Founder – Vice President & General Counsel
2005-2006
- ✓ Negotiated successful sale of the firm, developed and managed all legal and regulatory relationships
- ✓ Secured 4 key state licenses for first phase of national mortgage brokerage operations

E-GLOBAL NETWORK, San Ramon, CA
Cross-Border Stored Value Card Firm
VP – Manager of Corporate Development
2002-2005
- ✓ Advised CEO, Chairman and Directors on raising capital, key financial and legal issues
- ✓ Led final stage contract negotiations and managed litigation counsel (DLA Piper Gray Cary)

METLIFE VENTURES, New York, NY
$50 Million Venture Capital Fund of Metropolitan Life
Associate Principal
2001-2002
- ✓ Negotiated $16 Million in strategic equity investments in software and internet firms
- ✓ Advised MetLife's Mergers & Acquisitions team on strategic acquisitions
- ✓ Board Director & interim CFO of Dental Connect portfolio investment in $9 Million recapitalization

GE CAPITAL – GE EQUITY, Stamford, CT
Private Equity & Venture Capital Arm of General Electric
Assistant Vice President – Financial Services
1999-2001
- ✓ Key negotiator for $42 Million investments in specialty finance and technology firms
- ✓ Negotiated indirect investments and strategic partnerships with GE and external co-investors
- ✓ Board of Directors observer at portfolio companies; Six Sigma Greenbelt quality leader
- ✓ Advised and negotiated investments and partnerships with institutional co-investors, including:
  FGIC, GEFA, Firemark Capital, GMAC, DaimlerChrysler, Conning Capital, PMI Group

FOX-PITT, KELTON – ELDON CAPITAL, New York, NY & Hamilton, Bermuda
Investment & Merchant Bank
Vice President
1995-1999
- ✓ Negotiated terms, ran due diligence and led closings of $40 Million of private investments
- ✓ Coordinated transactions in Bermuda, US, UK, Australia and New Zealand
- ✓ Managed $100 Million Private Equity Fund operations and reporting for Bermuda and NY
- ✓ Advised on merger and acquisitions and strategic financings for banks and insurance companies
- ✓ Coordinated fundraising for new $100 Million private equity fund Eldon Capital

EDUCATION AND OTHER

NEW YORK UNIVERSITY LEONARD N. STERN SCHOOL OF BUSINESS, New York, NY
Master of Business Administration
Double Major: Finance & Economics; Concentration: International Business

UNIVERSITY OF CONNECTICUT SCHOOL OF LAW, Hartford, CT
Juris Doctor; Accelerated completion of 3 year program in only 2-1/2 years
Exceptional work in Corporate Finance and European Economic Community Law
Additional studies in Foreign Affairs, International Law and Environmental Law at Columbia University School, Duke University and Vermont Law School

WESLEYAN UNIVERSITY, Middletown, CT
Bachelor of Arts, German Studies
Substantial study in Economics and Statistics
Additional studies at University of Heidelberg, Germany and Middlebury College

ADDITIONAL:

Licenses & Certifications:	Bar Admissions - California, Connecticut and New York
	Six Sigma Quality Greenbelt (GE)
	Chartered Financial Analyst
	GE Equity University, Private Equity & Venture Capital
Professional Affiliations:	California, New York and Connecticut Bar Associations,
	San Diego Venture Group, CONNECT/Springboard, CFA Institute
Languages:	German – ALTA Level 10 fluency; French – basic; Spanish – limited.
Other Interests:	Economics, history, travel, sailing, aviation, distance running, skiing

REPRESENTATIVE EXPERIENCE

- ✓ Completed initial and amendment documentation on over $1.5 Billion of venture debt financing in 250 transactions over 18 months at Cooley LLP.
- ✓ Issuer's counsel on resource exploration company primary and secondary equity and rights offerings.
- ✓ Seller's counsel on Tonogold Resources' sale of key uranium exploration subsidiary to Continental Resources Group.
- ✓ Merger counsel to Tonogold Resources on its merger with Prospect Uranium.
- ✓ Issuer's counsel to biotech firm Sialix in Series B preferred stock investment round.
- ✓ Lead manager of electronic discovery teams on biotech, intellectual property, and securities cases including Qualcomm's landmark July 2008 settlement with Nokia which boosted Qualcomm shares 22% and added $16 Billion to Qualcomm's market value.
- ✓ Multiple successful projects assisting world-class law firms including Jones Day, DLA Piper, Sheppard Mullin, Wilson Sonsini, Heller Ehrman, Cooley, and Haynes & Boone; and corporations including Sony, Quest Software, Verenium, Valeant, Websense, Helen of Troy.
- ✓ Founder and General Counsel of niche mortgage company Devon Resources in 2005-2006, exiting the business through a sale in 2006 prior to the mortgage meltdown. Lead person on licensing and lender partnership development, strategic and crisis management.
- ✓ Achieved average annual return of 37% on institutional venture capital and private equity investments with GE Capital, MetLife Ventures and Eldon Capital (Fox-Pitt, Kelton).
- ✓ Navigated the re-start of internet specialty finance company e-Global Network providing private label international stored-value cards. Restructured processes and controls to raise $4 Million as Manager of Corporate Development. Led financial forecasting and general counsel efforts in this thinly-staffed niche company.
- ✓ Negotiated and invested $16 Million in early stage venture investments as Associate Principal with MetLife Ventures capturing significant strategic benefits and pricing concessions for MetLife.
- ✓ Interim CFO of MetLife Ventures distressed portfolio company Dental Connect leading due diligence for $9 Million re-start.
- ✓ Spearheaded investment due diligence, negotiations, and execution for $42 Million of private venture and growth investments on behalf of GE Capital. Worked with a select group of venture capitalists and investment professionals at GE Equity on worldwide process re-engineering for a key division of GE Capital.

- ✓ Managed secured financing closing as part of corporate divestiture for global chemical conglomerate DSM NV, including UCC filings and perfection of security interests.
- ✓ Substantial experience in venture capital, capital markets, start-ups, and investment fund formation and management. MBA (NYU), JD (UConn), and CFA.
- ✓ Acted as junior legal advisor for Citibank on second ever Debt-for-Nature Swap with the Nature Conservancy to preserve ecologically vital rain forest habitat in Ecuador.
- ✓ Started my career in business and law with UBS (Zurich) and Shearman & Sterling (New York).